infiniRel
TRANSFORM ENERGY

Bert Wank | Founder & CEO

bert.wank@infiniRel.com

(650) 450-1908

101 Cooper Street #6

Santa Cruz, CA 95060

Rule 206 Compliance Statement

(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) a prospective purchaser's indication of interest is non-binding.

$1 Trillion of Solar Investment @ Risk


OPEX
Thinking CAPEX

Technical Oversight Cost 40% of Investor Returns



Satcon™
Advanced Energy
SolarMax
SunEdison
simplifying solar

Inverters FAIL without Warning

O&M Cost OVERRUN

Financial Returns CUT IN HALF

O&M Scope REDUCTION

89%

of PV Solar maintenance events are caused by INVERTER FAILURE,

Sandia National Labs, 2018

The First System to Predict Electronics Failure


infiniRel Corporation

- Increases Uptime
- Reduces O&M costs
- Extends Inverter Life


Competition
Monitors
infiniRel
Predicts
Budget
Overrun
$
EKG
Budget
O&M
O&M
Customer Replaces
Repairs

An "EKG" Enabled by AI & Sensor Hardware


10-min
Test

Our Secret Sauce

High-Performance Signal Processing


INVERTER

Proprietary Algorithms (patented*)

Accelerated Machine Learning

Benefits of our Proprietary Sensor Data	infiniRel	3rd Party	Inverter Mfg.
Predict failure: increase uptime, revenue	✔	X	X
Optimize reverse logistics: reduce cost	✔	X	X
Extend inverter life: reduces e-waste	✔	X	X

*protected by U.S. patent 9,880,228B2 and EPO patent EP2649717A4 in Germany, U.K., France, Italy, and Spain.

infiniRel's Service Delivers

Under Warranty:

Up to 3X ROI

Out-of-Warranty:

Up to 10X ROI

35MW utility solar plant	Unscheduled	infiniRel
Annual total PV O&M budget included: original inverter O&M budget*	$420,000 $100,000	$420,000 $100,000
Unexpected cost for 300 units/yr.	**+$450,000**	**180,000**
Lost Production (@$0.10/kWh)	$150,000	$30,000
Service Level Agreement (ARR)		$35,000
Total Cost of PV Solar O&M	$1,020,000	$665,000
Bottom-line Savings		**$355,000**

* NREL/TP-5C00-74840 report 2020: inverter staff & labor are 27% of total *forecasted* budget at $12,000/MW in 2020

infiniRel TRANSFORM ENERGY

Compounding Revenue Growth

Inverter O&M

Annual Recurring Revenues



34%
$500 Million
11%
17%
25%
U.S.
EU
APAC
CHINA
MENA
South America

PV O&M

$5 Billion

Client Profile



Share%
Plants

	2021	2026
PV O&M Market	$5 Bn.	$9 Bn.
Clients	4	148
Avg. AUM Assets Under Mgmt.	~1 GW	~10 GW
Who	Asset Owners ESPs	Asset Owners Energy Service Providers Ops & Maintenance Co's Renewable Energy Brokers

Highly Profitable Service Level Agreements



Expenses
Revenue
$180M
$120M
$60M
$0M
Breakeven
$1.2M
$0.8M
$14.2M
$5.5M
$30.6M
$26.9M
$68.5M
$76.4M
ARR
$129.2M
$161.2M
43% ARR
2022
2023
2024
2025
2026

- **Amortization** of Scanner Cost over MANY inverters, MANY plants, MANY customers
- **Our ESG Strategy**
  - 2,000 tons/yr. **CO_2 removal**, equal to 142 trucks of coal, for each 1,600 homes served
  - Lesser inverter e-Waste, and Cradle-to-Cradle scanner recycling
- **Annual Recurring Revenues (ARR)** from multi-year service contracts

Decades of Domain Expertise



Bert Wank
CEO

> $100 Mio. in sales
14 product launches
1st Li-Ion safety chip



Andy Schneider
CMO

Director Global O&M
10 GW AUM, 50% savings
>$3-Bn in sales



William Allen
VP Operations

Built brownfield plant
for $60-Mio. capacity,
Drove 50% cost reduction

Advisors



Jerry Walker
Technical Advisor
Power Electronics Expert
Kodak Berkeley Research
Named U.S. inventor, exit



Carrie Nikitin
Strategy Advisor
5-time CEO, 2 exits
Technology Licensing Executive
Chair of Innovations-For-Good

Traction

- One binding pilot test agreement and 3 customer LOIs
- Paid inverter assessment for this utility-solar plant, July 2019
- Signed commission agreement with Solar Project Developer
- $225,000 American-Made Solar Challenge Prizes & DoE Voucher, 2020
- $150,000 CalSEED Grant, California Energy Commission, Dec 2020
- $10,000 Monterey Bay Start-Up of the Year Award

Partners

Sandia National Laboratories

TECH FUTURES GROUP
AMERICA'S SBDC CALIFORNIA

CLEAN TECH OPEN

NEW ENERGY NEXUS

STATE OF CALIFORNIA ENERGY COMMISSION

AMERICAN MADE CHALLENGES

infiniRel Corporation

Use of Funds


Grant
Series Seed
Series-A
Financing
$150,000
$1,000,000
$15,000,000
Marketing
Pilot Test
Customer Deployment
U.S. Launch
EU Launch
Hardware
MVP
Qualification Ruggedization
infiniPad (portable)
infiniPod (installed)
Software
Algorithm Tuning
Data Base
infiniCloud
WebApp API SDK
Scanners
2
5
12
115
Validation @ Sandia
3-Phase Scanner
Revenue
Improved Sensor
Embedded Scanner
Integrated Sensor
2021
1Q 2022 2Q
3Q
4Q
1Q 2023 2Q
3Q
4Q

Invest into infinite **Rel**iability


ENERGY
STORAGE

Exit Targets

ENEL
ENGIE
NovaSource

$10Bn.

Massively Growing Market

- Scalable Proprietary Technology
- Experienced Team

infini**Rel** Corporation | bert.wank@infiniRel.com | +1(650) 450-1908